UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
April 2, 2007 (March 27, 2007)



Alliance One International, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**001-13684**	**54-1746567**
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(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
(Address of principal executive offices)

(919) 379-4300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Alliance One International, Inc.

ITEM 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On March 27, 2007, the Compensation Committee of the Board of Directors determined the target and maximum award opportunities under the Company's Long-Term Incentive Program ("LTIP").

Among the Company's principal financial officer, principal executive officer and named executive officers from the Company's proxy statement for its 2006 annual meeting, the only two implicated by these decisions were Robert E. ("Pete") Harrison, President and Chief Executive Officer, and James A. Cooley, Executive Vice President and Chief Financial Officer.

For the 2008 fiscal year, the Compensation Committee established the opportunity for each of Messrs. Harrison and Cooley to receive a long-term incentive award in an amount equaling up to 175% and 125%, respectively, of their individual base salary. Furthermore, the Compensation Committee determined that (i) 75% of the value of any LTIP award will be paid in the form of stock options that vest ratably over four years, have a term of ten years and will be valued on the grant date using the Black-Scholes Option Pricing Model, and (ii) 25% of the value of any LTIP award will be paid in shares of restricted stock that vest at the end of 3 years, are valued on the grant date at the then current fair market value of the Company's common stock, and are subject to an additional holding period after vesting. Specifically, shares of restricted stock paid as part of an LTIP award must be held after the vesting period until the earlier to occur of (i) the officer reaches the age of 60, (ii) termination of the officer's employment or (iii) the seven year anniversary of the vesting date of the restricted stock. Consistent with the Company's customary practices, no awards will be made under the LTIP, as modified, until August of 2007.

Alliance One International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2007

Alliance One International, Inc.
(Registrant)

/s/ Thomas G. Reynolds
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Thomas G. Reynolds
Vice President - Controller
(Chief Accounting Officer)